

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 30, 2006

Mr. Dennis Leatherby
Senior Vice President, Finance and Treasurer
and Interim Chief Financial Officer
Tyson Foods, Inc.
2210 West Oaklawn Drive
Springdale, Arkansas 72762-6999

     Re: **Tyson Foods, Inc.**
              Form 10-K for the Fiscal Year Ended October 1, 2005
              Filed December 12, 2005
              File No. 1-14704
              Form 10-Q filed February 9, 2006
              Press Release dated February 17, 2004

Dear Mr. Leatherby:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 1, 2005

Financial statements

Consolidated statements of income, page 37

1.   With regard to the $13 million losses from the disposal of fixed assets recorded to
      the "other" expense line in fiscal 2005, please explain to us why this sum is not
      presented as discontinued operations or as operating activities. Refer to the
      guidance in SFAS 144, paragraphs 41-45. Additionally, tell us what additional
      gains and losses from the sale or disposal of the Company's assets were recorded
      to this line during any of the three years ended October 1, 2005, and why you
      believe it was appropriate to record them to this line.

Consolidated statements of cash flows, page 41

2.   With regard to the line in the investing section that reads, "Net change in other
      assets and liabilities," please confirm to us that only cash activities are presented
      here, and explain why you believe it is appropriate to present these activities on a
      net basis.

3.   We note your disclosure of "Payments of debt, net" in your financing section.
      Please tell us what the payments are net of.

Note 1 - significant accounting policies, page 47

Goodwill and other intangible assets, page 48

4.   Please explain to us why you believe it was appropriate to adjust goodwill by $53
      million in fiscal 2005 when you reversed pre-acquisition tax liability accruals that
      were no longer necessary relating to the IBP and Hudson Foods acquisitions.
      Explain to us how the discussion on page 69 of a reduction to goodwill of $27
      million and an increase in capital in excess of par value of $25 million ties into
      the discussion on page 48. Tell us by how much tax reserves were reduced in
      total, and how much related to these acquisitions. Please also address the $91
      million adjustment in fiscal 2004 relating to the IBP acquisition, which you
      disclose on page 67. Refer to the guidance in SFAS 141, paragraphs 40 and 41.

Controls and Procedures, page 82

5.   Disclose whether there have been *any* changes in your internal control over
        financial reporting that occurred during your last fiscal quarter that have
        materially affected, or are reasonably likely to materially affect, your internal
        control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Management's Report on Internal Control Over Financial Reporting, page 83

6.   Please revise your Management's Report on Internal Control over Financial
        Reporting to include a statement as to whether or not internal control over
        financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

Certifications

7.   Please revise your certifications to strictly comply with our rules. For example,
        the title of the certifying officer and the Company name should not be included in
        the introductory line, and the word "annual" should not precede the word "report"
        throughout the document except in paragraph 1. Refer to Item 601(b)(31)(i) of
        Regulation S-K.

Form 10-Q filed February 9, 2006

8.   Please explain to us how you were able to conclude that your disclosure controls
        and procedures were effective at December 31, 2005, when you were in the
        process of, but had not concluded, designing and implementing improvements to
        your controls as a result of the material weakness in internal controls relating to
        your income tax provision calculation for fiscal 2005.

Press Release dated February 17, 2004

9.   We note the statement in a February 17, 2004, press release available on your
        website, titled "Tyson Foods Senior Managers Present to CAGNY," that you
        export to Cuba. Please describe in reasonable detail your contacts with Cuba,
        Cuban entities or Cuban nationals. Your response should address all contacts,
        including through affiliates, subsidiaries and other direct and indirect
        arrangements, whether or not pursuant to U.S. export licenses.

10.   In light of the fact that Cuba is identified as a state sponsor of terrorism by the
        U.S. State Department and is subject to asset controls administered by the U.S.
        Treasury Department's Office of Foreign Assets Control and the U.S. Commerce
        Department's Bureau of Industry and Security, please address the materiality of
        any operations or contacts described in response to the preceding comment. Also,

please present your view as to whether any such arrangements or other contacts constitute a material investment risk for your security holders.

11.   In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuba. Your response should also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of your corporate activities upon your reputation and share value. In this regard, we note that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Further, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba.

12.   We note that the referenced press release also states that you export to Africa and the Middle East. If any of your exports to these areas are to Sudan, Iran or Syria, please provide the same type of information regarding your contacts with those countries as we have requested regarding your contacts with Cuba. With regard to any materiality analysis and analysis of material investment risk arising from contacts with Sudan, please note that Illinois, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states; and Harvard University, Yale University, Stanford University, the University of California and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Sandy Eisen